Exhibit 99.1

YAMANA GOLD ANNOUNCES SECOND QUARTER 2014 RESULTS
-- 20% growth in production and 84% increase in cash flow from first quarter--

TORONTO, ONTARIO, July 30, 2014 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY) (“Yamana” or “the Company”) today announced its financial and operating results for the second quarter 2014.

SECOND QUARTER 2014 OVERVIEW
•	22% increase in production from the first quarter to 331,765 gold equivalent ounces (“GEO”)(1); and
o	Production of 33.0 million pounds of copper.
•	All-in sustaining cash costs (“AISC”)(2,3) of $915 per GEO on a co-product basis, a 6% decrease from the first quarter, and $864 per GEO on a by-product basis.
•	Adjusted earnings(2) of $43.3 million ($0.05 per share);
o	Net earnings of $5.1 million ($0.01 per share).
•
Cash flows(2,4) before changes in non-cash working capital of $177.2 million ($0.23 per share), a 84% increase from the first quarter, adjusted for certain one time adjustments relating to the acquisition  of Osisko Mining Corporation (“Osisko”).

•	Cash flows after changes in non-cash working capital(4) of $148.5 million ($0.19 per share).

HIGHLIGHTS
•	30% increase in production from the first quarter at key assets(5) contributing over 70% of production in the quarter.
•	Notable improvements from the first quarter include:
o	Chapada gold production increased 40% and co-product cash costs(2) decreased 19%;
o	El Peñón GEO production increased 21%, gold feed grade increased 18% and co-product cash costs decreased 14%;
o	Gualcamayo achieved record quarterly production, a 37% increase, feed grade increased 11% and cash costs decreased 5%; and
o	Jacobina continued to advance the redeveloped mine plan, production increased 26%, feed grade increased 20% and cash costs decreased 5%.
•	Added another cornerstone asset, Canadian Malartic, through the acquisition of 50% of Osisko.
•	Achieved two investment grade credit ratings and a BB+ rating with a positive outlook.
•	Issued $500 million of 4.95% Senior Debt Notes due July 15, 2024 and used proceeds to repay in full unsecured two- year senior term loan.

(All amounts are expressed in United States dollars unless otherwise indicated, unaudited.)
1.	GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1.
2.
Refers to a non-GAAP measure.  Reconciliation of non-GAAP measures are available at www.yamana.com/Q22014 at a number of our in Brazil coming to an enddion at Gualcacreases to production and decreases to costs throughout 2014of 1.4

3.	Includes cash costs, sustaining capital, corporate general and administrative expense and exploration expense.
4.	Cash flows from operating activities.
5.	Key assets include Chapada, El Peńón, Gualcamayo, Mercedes and Canadian Malartic.

NEWS RELEASE

“In the second quarter we delivered on our commitment to increase production quarter-over-quarter while continuing to contain costs and preserve margins as we remain focused on maximizing cash flow. Consistent with this focus, we generated cash flow per share for the quarter above the baseline established last year, which is a trend we expect to continue through the second half of the year,” said Peter Marrone, Chairman and Chief Executive Officer. “The integration of Canadian Malartic into our portfolio and the expected continued performance from our cornerstone operations has us well positioned to deliver significant value to shareholders as we maximize cash flow and ultimately free cash flow.”

KEY STATISTICS
	Three Months Ending Jun 30th		Six Months Ending Jun 30th
(In thousands of United States Dollars except for shares and per share amounts, unaudited)	2014	2013	2014	2013
Revenue	450,832	430,471	804,748	965,344
Cost of sales excluding depletion, depreciation and amortization	253,483	217,465	462,348	448,207
Depletion, depreciation and amortization	122,542	94,360	234,492	190,482
General and administrative expenses	36,797	37,895	68,271	74,608
Exploration and evaluation expenses	4,292	7,799	8,892	14,722
Equity (losses)/earnings from associate (Alumbrera)	260	(2,034)	1,424	(1,901)
Operating earnings	(5,435)	49,942	(19,835)	212,303
Net (loss)/earnings	5,105	(7,898)	(24,503)	94,197
Net (loss)/earnings per share	0.01	(0.01)	(0.03)	0.13
Adjusted earnings	43,306	50,181	55,407	167,161
Adjusted earnings per share	0.05	0.07	0.07	0.22
Cash flow generated from operations after changes in non-cash working capital	148,503	195,418	187,479	369,215
Per share	0.19	0.26	0.25	0.49
Adjusted cash flow generated from operations before changes in non-cash working capital	177,209	150,918	270,831	365,133
Per share	0.23	0.20	0.35	0.49
Average realized gold price per ounce	1,292	1,385	1,293	1,504
Average realized silver price per ounce	19.81	22.55	20.19	26.62
Average realized copper price per pound	3.11	3.05	3.18	3.32

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NEWS RELEASE

PRODUCTION SUMMARY - FINANCIAL AND OPERATING SUMMARY

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
	2014	2013	2014	2013
Total gold equivalent ounces - produced	331,765	295,545	603,674	586,858
Gold produced	284,366	257,608	512,737	505,846
Silver produced (millions of ounces)	2.4	1.9	4.5	4.1
Total gold equivalent ounces - sold	297,467	270,207	534,027	554,738
Total copper produced - Chapada (millions of pounds)	33.0	30.1	60.5	57.5
Total copper sold - Chapada (millions of pounds)	28.7	26.7	54.0	55.8

	Three Months Ending Jun 30th		Six Months Ending Jun 30th
	2014	2013	2014	2013
Co-product cash costs per GEO	$622	$577	$630	$582
Cash cost per pound of copper - Chapada	$1.75	$1.76	$1.79	$1.82
By-product cash costs per GEO	$523	$476	$491	$430
All-in sustaining cash costs per GEO, by-product basis	$864	$916	$844	$884
All-in sustaining cash costs per GEO, co-product basis	$915	$950	$942	$982

PRODUCTION BREAKDOWN
	Three Months Ending Jun 30th		Six Months Ending Jun 30th
(in GEO)	2014	2013	2014	2013
Chapada	30,418	26,525	52,128	49,884
El Peñón	116,003	122,142	212,168	242,826
Gualcamayo	52,863	27,553	91,344	57,730
Mercedes	24,671	39,226	50,130	75,801
Canadian Malartic	11,878	n/a	11,878	n/a
Minera Florida	29,031	26,582	57,346	60,606
Jacobina	18,776	17,485	33,629	34,851
Other Producing Mines	27,249	28,278	50,058	53,297
Commissioning Mines	20,876	7,754	44,993	11,863
TOTAL	331,765	295,545	603,674	586,858

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NEWS RELEASE

Strategic Direction

The Company is committed to its objective of balancing top and bottom line growth and generating cash flow.  Consistent with this approach the Company aims to identify opportunities to further enhance returns.  The current focus is on increasing or enhancing returns on certain non-core assets with lower returns.  The range of options the Company is evaluating include operational improvements, whole or partial development, monetization and other strategic alternatives to increase cash return on invested capital.

“We are committed to maximizing returns and, in particular, cash return on investments.  In that effort, we will look at strategic alternatives with operations that are underperforming and assets that can provide more value through a sale or other monetization opportunity.  Our continuing effort will focus on our cornerstone operations from which we derive the best cash flow and returns,” stated Peter Marrone, Chairman and Chief Executive Officer.

Financial Results for the three months ended June 30, 2014

Cash flows from operating activities after changes in non-cash working capital items for the three month period ended June 30, 2014 were $148.5 million, compared to $195.4 million for the quarter ended June 30, 2013.  Cash flows from operating activities before changes in non-cash working capital for the three months ended June 30, 2014 were $144.8 million, compared to $150.9 million generated for the same period of 2013.  Lower cash flows from operating activities compared to that of the same quarter in the prior year were due to lower precious metal prices, partly offset by higher sales volume.   Cash flows from operating activities for the second quarter also included $32.4 million in transaction costs associated with the acquisition of a 50% interest in Osisko. Adjusted operating cash flows excluding these transactions costs were $177.2 million.

Net earnings for the second quarter were $5.1 million or $0.01 per share, compared with a net loss of $7.9 million or $0.01 per share for the three months ended June 30, 2013.  Net earnings for the second quarter includes transaction costs in the amount of $32.4 million related to the acquisition of a 50% interest in Osisko.  Consistent with IFRS, these transaction costs were expensed in the period incurred; however for purposes of calculating adjusted earnings, these transaction costs have been excluded as they are non-recurring in nature.  Adjusted earnings were $43.3 million or $0.05 per share for the three months ended June 30, 2014, compared with $50.2 million or $0.07 per share in the second quarter of 2013.  Lower adjusted earnings were attributed to lower realized gold and silver prices of approximately 7% for gold and 12% for silver, and higher cost of sales.  With only 15 days of operations attributable to the Company, the earnings contribution from Canadian Malartic was not material for the second quarter.

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NEWS RELEASE

Revenues of $450.8 million in the second quarter were higher compared with $430.5 million in the second quarter of 2013 as a result of higher sales volume offset by lower metal prices.  Mine operating earnings were $74.8 million, compared with $118.6 million in the second quarter of 2013.  Lower mine operating earnings were due to higher cost of sales and higher depletion, depreciation and amortization as a result of higher sales volume.

Revenues for the three months ended June 30, 2014 were generated from the sale of 253,111 ounces of gold, 2.2 million ounces of silver and 28.7 million pounds of copper, excluding attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 233,714 ounces of gold, 1.8 million ounces of silver and 26.7 million pounds of copper for the three months ended June 30, 2013.

The average realized price of gold in the second quarter of 2014 was $1,292 per ounce compared to $1,385 per ounce in the same quarter of 2013, representing a decrease of 7%.  The average realized price of copper was $3.11 per pound compared to $3.05 per pound in the second quarter of 2013, representing an increase of 2%, and the average realized silver price was $19.81 per ounce compared to $22.55 per ounce in the second quarter of 2013, representing a decrease of 12%.

Cost of sales excluding depletion, depreciation and amortization for the three months ended June 30, 2014 was $253.5 million compared with $217.5 million for the same quarter of 2013.  Cost of sales excluding depletion, depreciation and amortization was higher than that of the same period in 2013 due to higher sales volume.

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NEWS RELEASE

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $122.5 million compared to $94.4 million in the second quarter of 2013.  The increase was attributable to higher DDA at Gualcamayo from Amelia Inés (open-pit), QDD Lower West (underground) which started to contribute to production in late 2013 and Ernesto/Pau-a-Pique which completed commissioning in the second quarter.  DDA is expected to increase in the second half of the year as a result of the acquisition of a 50% interest in Canadian Malartic which will include DDA on the amount of purchase price which is in excess of book values.

Other expenses including of general and administrative, exploration and evaluation, other and net finance expenses were $105.4 million in the quarter, compared to $69.6 million in the three months ended June 30, 2013.  The other expenses are discussed below:

General and administrative expenses were $36.8 million in the second quarter compared to $37.9 million in the same quarter of 2013 a decrease of 3%.  It is expected that general and administrative expenses will continue to be maintained at current levels or lower as a result of the cost containment initiatives undertaken by the Company in 2013.

Exploration and evaluation expenses were $4.3 million, compared to $7.8 million incurred in the second quarter of 2013.  The decrease in exploration and evaluation expenses is a result of the Company's reduced focus on greenfield exploration relative to the second quarter of 2013.

Other expenses were $39.4 million in the quarter compared to $21.0 million in the first quarter of 2013.  The increase in other expenses primarily reflects transaction costs associated with the acquisition of 50% of Osisko in the amount of $32.4 million.  These transaction costs have been excluded from the calculation of adjusted earnings and adjusted cash flows.

Finance expense, net of finance income was $24.9 million in the quarter compared to $3.0 million in the second quarter of 2013.  Higher net finance expense was mainly due to net foreign exchange losses that resulted from unfavourable movements in exchange rates of currencies for which the Company settles its mine operating expenses compared to net foreign exchange gains in the comparative period as well as higher interest expense due to additional long-term debt.

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NEWS RELEASE

Equity earnings from Alumbrera were $0.3 million for the quarter compared with losses of $2.0 million for the three months ended June 30, 2013.  Higher equity earnings were due to higher sales volumes partly offset by lower metal prices.  Cash dividends from the Company’s equity investment in Alumbrera received in the quarter were $10.5 million compared to $7.8 million in the second quarter of 2013.

The Company recorded an income tax recovery of $35.4 million in the second quarter of 2014 compared to a tax expense of $54.9 million in the same quarter of 2013. The decrease in the income tax expense for the quarter is a result of lower earnings for the period relative to the same period of prior year and the Company's ability to set up tax losses in Canada due to the recent acquisition. The income tax provision reflects a current income tax expense of $48.3 million and a deferred income tax recovery of $83.7 million versus a current income tax recovery of $1.3 million and a deferred income tax expense of $56.2 million for the three months ended June 30, 2013.  During the quarter, the exchange rates of the Brazilian Real increased in value against the US Dollar and the Argentine Peso declined in value against the US Dollar.  As a result for local purposes, a recovery of $26.5 million relating to unrealized foreign exchange loss was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. See Note 23 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

During the first half of 2014, the capacity under the Company's revolving line of credit was increased from $750 million to $1 billion.  During the second quarter, the Company received $500 million in a senior unsecured term facility for two years for which the terms and covenants were substantively the same as the existing revolving credit facility.  On June 30, 2014, the Company issued $500 million of 4.95% Senior Notes due July 15, 2024.  The notes are unsecured, senior obligations of the Company and are unconditionally guaranteed by certain of the Company's subsidiaries that are also guarantors under the Company's unsecured senior credit facility.  The net proceeds from the offering were used to repay in full the Company's $500 million unsecured senior term loan due June 2016.  The proceeds of the term loan were used to partly fund Yamana's joint acquisition of Osisko.  The Company's outstanding net debt position was approximately $1.8 billion as at June 30, 2014.  During the quarter the Company also achieved two investment grade credit ratings and BB+ with a positive outlook from primary rating agencies.

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NEWS RELEASE

Financial Results for the six months ended June 30, 2014

Cash flows from operating activities after changes in non-cash working capital items for the six-month period ended June 30, 2014 were $187.5 million compared to $369.2 million for the six months ended June 30, 2013.  Cash flows from operating activities before changes in non-cash working capital for the six months ended June 30, 2014 were $238.5 million compared to $365.1 million generated for the same period of 2013.  Lower cash flows from operating activities compared to that of the first half of 2013 were due to lower metal prices and lower sale volumes, offset by lower income taxes paid and higher cash distributions from Alumbrera.  Additionally, cash flows from operating activities for the first half of 2014 included $32.4 million in transaction costs associated with the acquisition of a 50% interest in Osisko.  Adjusted operating cash flows excluding these transactions costs were $270.8 million.

Net loss for the first half of 2014 was $24.5 million or $0.03 per share, compared with net earnings of $94.2 million or basic and diluted earnings of $0.13 per share for the six months ended June 30, 2013.  Net loss for the first half of the year includes transaction costs in the amount of $32.4 million related to the acquisition of a 50% interest in Osisko.  Consistent with IFRS, these transaction costs were expensed in the period incurred; however for purposes of calculating adjusted earnings, these transaction costs have been excluded as they are non-recurring in nature.  Adjusted earnings were $55.4 million or $0.07 per share for the six months ended June 30, 2014, compared with $167.2 million or $0.22 per share in the comparative period of 2013.  Lower adjusted earnings were attributed to lower realized metal prices of approximately 14% for gold, 24% for silver and 4% for copper, lower volume of metal sales and higher cost of sales.

Revenues were $804.7 million in the first half of 2014 compared with $965.3 million in the same period of 2013.  Mine operating earnings were $107.9 million, compared with $326.7 million in the first half of 2013.  Lower revenues and mine operating earnings were due to lower metal prices and to lower volume of gold and copper sales.

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NEWS RELEASE

Revenues for the six months ended June 30, 2014 were generated from the sale of 445,697 ounces of gold, 4.4 million ounces of silver and 54.0 million pounds of copper, excluding the attributable sales from Alumbrera which is accounted for as an equity investment.  This compares to sales, excluding Alumbrera, of 474,972 ounces of gold, 4.0 million ounces of silver and 55.8 million pounds of copper for the six months ended June 30, 2013.

The average realized price of gold in the first half of 2014 was $1,293 per ounce compared to $1,504 per ounce in the same period of 2013, representing a decrease of 14%.  The average realized price of copper was $3.18 per pound compared to $3.32 per pound in the comparative period of 2013, representing a decrease of 4%, and the average realized silver price was $20.19 per ounce compared to $26.62 per ounce in the comparative period of 2013, representing a decrease of 24%.

Cost of sales excluding depletion, depreciation and amortization for the six months ended June 30, 2014 was $462.3 million compared with $448.2 million for the same period of 2013.  Cost of sales excluding depletion, depreciation and amortization was higher than that of the same period in 2013.

Depletion, depreciation and amortization (“DDA”) expense for the six month period ended June 30, 2014 was $234.5 million, compared to $190.5 million in the same period of 2013.  The increase was attributable to higher DDA at Gualcamayo from Amelia Inés (open-pit), QDD Lower West (underground) which started to contribute to production in late 2013 and Ernesto/Pau-a-Pique which completed commissioning in the second quarter.

Other expenses including general and administrative, exploration and evaluation, other and net finance expenses were $156.4 million for the six months ended June 30, 2014, compared to $122.5 million in the six month period ended June 30, 2013.  The other expenses are discussed below:

General and administrative expenses were $68.3 million in the six month period ended June 30, 2014 compared to $74.6 million in the same period of 2013 a decrease of 8%.  It is expected that general and administrative expenses will continue to be maintained at current levels or lower as a result of the cost containment initiatives undertaken by the Company in 2013.

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NEWS RELEASE

Exploration and evaluation expenses were $8.9 million in the six month period ended June 30, 2014, compared to $14.7 million incurred in the same period of 2013.  The decrease in exploration and evaluation expenses is a result of the Company's reduced focus on greenfield exploration relative to the comparative period of 2013.

Other expenses were $52.0 million in the six month period ended June 30, 2014 compared to $23.1 million in the same period of 2013.  The increase in other expenses reflects transaction costs in the amount of $32.4 million related to the acquisition of a 50% interest in Osisko.

Net finance expense net was $27.2 million in the first half of 2014 compared to $10.0 million in the first half of 2013.  Higher  net finance expense was mainly due to higher interest expense due to additional long-term debt.

Equity earnings from Alumbrera were $1.4 million for the six months ended June 30, 2014 compared with losses of $1.9 million for the comparative period ended June 30, 2013.  Higher equity earnings were due to higher sales volumes partly offset by lower metal prices.  Cash dividends from the Company’s equity investment in Alumbrera received were $28.2 million compared to $12.4 million in the first half of 2013.

The Company recorded an income tax recovery of $22.6 million in the six month period ended June 30, 2014 compared to a tax expense of $108.1 million in the same period of 2013.  The decrease in the income tax expense for the quarter is a result of lower earnings for the period relative to the same period of prior year and the Company's ability to set up tax losses in Canada due to the recent acquisition. The income tax provision reflects a current income tax expense of $71.4 million and a deferred income tax recovery of $93.9 million versus a current income tax expense of $50.9 million and a deferred income tax expense of $57.2 million for the six months ended June 30, 2013.  During the first six months ended June 30, 2014, the exchange rates of the Brazilian Real increased in value against the US Dollar and the Argentine Peso declined in value against the US Dollar.  As a result for local purposes, a charge of $5.0 million relating to unrealized foreign exchange loss was recorded in the deferred tax expense.  The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. See Note 23 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

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NEWS RELEASE

Operating Results for the three months ended June 30, 2014

Total production for the second quarter of 2014 was 331,765 GEO, compared to 295,545 GEO produced in the second quarter of 2013.  Total production included production during commissioning of 20,876 ounces of gold.

Commercial production for the second quarter was 310,889 GEO compared with 287,791 GEO produced in the second quarter of 2013.  Total commercial production comprised of 263,489 of gold and 2.4 million ounces of silver, compared to 249,854 ounces of gold and 1.9 million ounces of silver produced in the same quarter of 2013.

Second quarter production was more than 20% higher than the first quarter.  Second quarter production from key mines that contribute most significantly to production and operating cash flow including Chapada, El Peñón, Gualcamayo, Mercedes and Canadian Malartic was 30% higher than that of the first quarter.  Increases in production from the first quarter included a 37% increase at Gualcamayo with contribution from QDD Lower West, representing quarterly record production for this mine; a 40% increase in gold production at Chapada; a 21% increase in GEO at El Peñón and a 26% increase in gold production at Jacobina.  Similar to previous years, the first half of the year production was planned to be the lowest of the year given the rainy season in the first quarter and the ramp-up of new projects.  Production is expected to accelerate for the remainder of the year as ordinary course mine sequencing will result in mining of higher grade areas with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company and with the addition of Canadian Malartic to the Company's portfolio of mining assets.

By-product cash costs for the second quarter of 2014 averaged $523 per GEO, compared with $476 per GEO in the second quarter of 2013.  By-product cash costs were impacted by higher co-product cash costs and a lower copper credit contribution from Chapada and Alumbrera due to the copper price.  By-product cash costs for the second quarter from key assets were $419 per GEO compared to $426 per GEO in the first quarter.  Co-product cash costs for the second quarter averaged $622 per GEO, compared to $577 per GEO for the second quarter of 2013.  By-product and co-product cash costs were impacted by planned lower grades at certain mines and higher input costs compared to the three months ended June 30, 2013.  Co-product cash costs for the second quarter from key assets were $545 per GEO compared to $588 per GEO in the first quarter, representing a decrease of 7% since the previous quarter at mines that contribute most significantly to operating cash flow.

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NEWS RELEASE

All-in sustaining cash costs ("AISC") were $864 per GEO on a by-product basis, compared to $916 per GEO for the second quarter of 2013.  AISC on a by-product basis for the second quarter from key assets were $650 per GEO compared to $665 per GEO in the first quarter, representing a decrease of 2%.  On a co-product basis, AISC were $915 per GEO for the second quarter, compared to $950 per GEO for the same period of 2013, and 6% below that of the first quarter with notable improvements at Chapada, El Peñón, Gualcamayo, Minera Florida and Jacobina.  AISC on a co-product basis for the second quarter at key assets were $736 per GEO compared to $809 per GEO in the first quarter, representing a decrease of 9% quarter-over-quarter at mines that contribute most significantly to operating cash flow.

Copper production for the three month period ended June 30, 2014 was 33.0 million pounds from the Chapada mine, compared to 30.1 million pounds for the same period of 2013.  A total of 6.4 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 7.2 million pounds for the three months ended June 30, 2013.  Total copper production for the three month period ended June 30, 2014 was 39.4 million pounds, compared with 37.3 million pounds in the same period of 2013.

Co-product cash costs per pound of copper were $1.75 per pound from the Chapada mine compared to $1.76 per pound of copper in the first half of 2013.  Co-product cash costs per pound of copper for the quarter including the Company’s interest in Alumbrera were $1.84 per pound compared to $1.88 per pound for the first half of 2013.

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NEWS RELEASE

Operating Results for the six months ended June 30, 2014

 Total production for the six-month period ended June 30, 2014 was 603,674 GEO, compared to 586,858 GEO produced in the same period of 2013.  Total production included production during commissioning of 44,993 ounces of gold.

Commercial production for the six month period ended June 30, 2014 was 558,681 GEO compared with 574,995 GEO produced in the same period of 2013. Total commercial production comprised of 467,744 of gold and 4.5 million ounces of silver, compared to 493,983 ounces of gold and 4.1 million ounces of silver produced in the same period of 2013.  Gualcamayo increased production by 58% relative to the six month period ended June 30, 2013 with production contribution from the QDD Lower West underground mine and from Amelia Inés.  Production is expected to accelerate for the second half of 2014 as ordinary course mine sequencing will result in mining of higher grade areas with the largest impact at mines that contribute most significantly to the operating cash flow generation of the Company and the addition of six months of production from the Canadian Malartic mine.

By-product cash costs for the six month period ended June 30, 2014 averaged $491 per GEO, compared with $430 per GEO in the same period of 2013.  By-product cash costs were impacted by a lower copper credit contribution from Chapada and Alumbrera due to a lower copper price and lower sales volume.  The average market price for copper in the first half of 2014 was 8% lower than the average of the same period in 2013.  By-product and co-product cash costs were impacted by planned lower grades at certain mines and higher input costs compared to the six months ended June 30, 2013.  By-product cash costs from key assets were $422 per GEO for the six month period ended June 30, 2014.  Co-product cash costs for the first half of 2014 averaged $630 per GEO, compared to $582 per GEO for the same period of 2013.  Co-product cash costs for the first half of 2014 from key assets averaged $563 per GEO.

All-in sustaining cash costs ("AISC") were $844 per GEO on a by-product basis, compared to $884 per GEO for the first six months of 2013 and well below the plan level of $850 per GEO.  AISC on a by-product basis from key assets average $657 per GEO for the first six months of 2014. On a co-product basis AISC were $942 per GEO for the first six months of 2014.

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NEWS RELEASE

Copper production for the first half of 2014 was 60.5 million pounds from the Chapada mine, compared to 57.5 million pounds for the same period of 2013.  A total of 13.6 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 13.5 million pounds for the six months period ended June 30, 2013.  Total copper production for the first six months of 2014 was 74.1 million pounds, compared with 71.0 million pounds in the same period of 2013.

Co-product cash costs per pound of copper were $1.79 per pound for the six month period ended June 30, 2014 from the Chapada mine compared to $1.82 per pound of copper in the same period of 2013.  Co-product cash costs per pound of copper for the first half of 2014 including the Company’s interest in Alumbrera were $1.90 per pound compared to $1.93 per pound for the same period of 2013.

OPERATING MINES

Charts providing a summary of operating results are presented at the end of this press release.

Chapada, Brazil

In the second quarter of 2014, Chapada produced a total of 30,418 GEO, which consisted of 28,875 ounces of gold and 77,148 ounces of silver, contained in concentrate, compared with 26,525 GEO, which consisted of 25,014 ounces of gold and 75,595 ounces of silver contained in concentrate in the same quarter of 2013.  Chapada copper production was 33.0 million pounds in the quarter compared with production of 30.1 million pounds of copper in the second quarter of 2013.  Compared to the first quarter, production at Chapada in the second quarter was 40% higher for gold and 20% higher for copper as a result of planned higher grades. The average gold grade is expected to be higher in the second half of 2014 compared to the first half of the year while copper grade is expected to remain relatively consistent period-over-period.

Production for the quarter was higher than the second quarter of 2013 mainly as a result of higher gold feed grade and concentrate grade for gold compared to the second quarter of 2013.   As expected, production at Chapada has steadily increased after the heavy rainfall of the wet season experienced during the first quarter.  Production is expected to continue to grow stronger in the second half of the year with the additional contribution from higher grade ore feed from Corpo Sul expected by the end of the year.  Corpo Sul is an adjacent near-to-surface ore body to the main pit.  Pre-stripping at Corpo Sul began in the first quarter.  Work continues to enhance plant throughput and realize further improvements throughout the year with the acquisition of new drill rigs and on completing the installation of the in-pit crusher, which is planned for the third quarter.

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NEWS RELEASE

By-product cash costs for the quarter were negative $580 per GEO, compared with negative $490 per GEO for the same quarter in 2013. Lower by-product cash costs per GEO was mainly due to lower co-product cash costs and the effect of higher copper sales volume and copper prices in the second quarter of 2014 compared to 2013, resulting in a higher copper by-product credit for the quarter.

Co-product cash costs were $395 per GEO in the second quarter, compared to $421 per GEO in the same quarter of 2013 and $489 per GEO in the first quarter of 2014.  This represents a 19% decrease in cash costs from the first quarter of 2014.  Lower co-product cash costs was a result of higher volume of gold production on lower tonnage of ore mined and ore processed at higher ore grade.  Co-product cash costs for copper were $1.75 per pound in the second quarter compared to $1.76 per pound in the same quarter of 2013 and $1.84 per pound in the first quarter of 2014.

Chapada revenues for the quarter net of sales taxes, treatment and refining costs and mark-to-market adjustments were $114.7 million (Q2 2013 - $100.0 million).  Revenues included a gain from mark-to-market adjustments and provisional pricing settlements in the quarter of $7.7 million (Q2 2013 - loss of $5.6 million).

In the first half of 2014, Chapada produced a total of 52,128 GEO, which consisted of 49,330 ounces of gold and 139,877 ounces of silver, contained in concentrate compared with 49,884 GEO, which consisted of 46,736 ounces of gold and 157,407 ounces of silver contained in concentrate in the same period of 2013.  Chapada copper production was 60.5 million pounds in the quarter compared with production of 57.5 million pounds of copper in the first half of 2013.

By-product cash costs for the first six months were negative $700 per GEO, compared with negative $1,102 per GEO for the same period in 2013. Higher by-product cash costs per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the first half of 2014 compared to 2013, resulting in a lower copper by-product credit for the quarter.

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NEWS RELEASE

Co-product cash costs were $434 per GEO in the first half of 2014, compared to $441 per GEO in the same period of 2013.  Co-product cash costs for copper were $1.79 per pound in the first half of 2014 versus $1.82 per pound in the same period of 2013.

Chapada revenues for the first six months net of sales taxes, treatment and refining costs and mark-to-market adjustments were $203.9 million (2013 - $225.9 million).  Revenues included a gain from mark-to-market adjustments and provisional pricing settlements in the first six months of $0.4 million (2013 - loss of $13.0 million).

El Peñón, Chile

In the second quarter of 2014, El Peñón produced 116,003 GEO, which consisted of 75,727 ounces of gold and 2.0 million ounces of silver, compared to 122,142 GEO, which consisted of 91,861 ounces of gold and 1.5 million ounces of silver in the same quarter of 2013.  Normal sequencing in the mine plan called for continued mining in lower gold grade areas which has higher silver grade and recovery than other ore bodies at El Peñón and in particular from the Pampa Augusta Victoria open-pit operation, which began contributing in the first quarter.  Production in the second quarter exceeded the first quarter 2014 production by 21% as a result of higher feed grades, which increased by 18% compared to the first quarter.  Ore feed and feed grade for both gold and silver are expected to increase in the second half of the year contributing to a stock pile that will enable greater flexibility in future production.  Scheduled replacement of equipment occurred in June which is also expected to further improve productivity and reduce mining costs beginning in the second half of 2014.  Average production for the remainder of the year is expected to be in line with second quarter production levels.

Co-product cash costs were $460 per GEO in the second quarter.  This compares to $532 per GEO in the first quarter, representing a decrease of 14% as a result of grade improvements and higher tonnage.  Cash costs for the second quarter were in line with cash costs of $451 per GEO in the second quarter of 2013.

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NEWS RELEASE

For the first half of 2014, El Peñón produced 212,168 GEO, which consisted of 135,396 ounces of gold and 3.8 million ounces of silver, compared to 242,826 GEO, which consisted of 182,016 ounces of gold and 3.0 million ounces of silver in the same period of 2013.

For the six month period ended June 30, 2014, co-product cash costs were $492 per gold ounce, compared with $453 per gold ounce in the same period of 2013.

Gualcamayo, Argentina

Record production from Gualcamayo of 52,863 ounces of gold in the second quarter compared with 27,553 ounces produced in the second quarter of 2013, representing a 92% increase as a result of the contribution from the new QDD Lower West ("QDDLW") underground mine.  Production was also 37% higher than the first quarter of 2014.  Higher production was the result of planned higher grades which are over 200% higher than the comparable period in 2013 and 11% higher than the first quarter of 2014 mainly resulting from the new mineral source of QDDLW underground.  Gold recovery for the second quarter was in line with that of the first quarter but lower than that of the comparable quarter of 2013 due to the metallurgy of the ore from Amelia Inés ("AIM") and QDDLW as it requires a longer leaching cycle than that of QDD Main, increasing the amount of ore on the heap leach pad. To improve recoveries, the expansion of the Adsorption and Desorption plant ("ADR") is planned for the second half of the year increasing volume of treatment capacity.  These plant modifications are expected to improve recovery rates beginning later in the year on both the North and South leach pads. Gualcamayo is positioned to meet production expectations for 2014.

Co-product cash costs were $700 per ounce in the second quarter compared with $761 per ounce in the second quarter of 2013 representing a decrease of 8%.  Co-product cash costs for the second quarter were lower than the first quarter of 2014 by approximately 5% due to higher production contribution from QDDLW underground.  Cash costs continue to be impacted by local inflationary pressures on labour and camp service costs, which were partly offset by the effect of the devaluation of the Argentine Peso on the portion of the operating cost structure reflected in local currency.  The installation of a conveyor belt, which will reduce the cost of transport from the QDDLW underground is continuing and expected to be completed in the third quarter.  The installation of the conveyor belt will further improve mining costs in the second half of the year.

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NEWS RELEASE

Gualcamayo produced 91,344 GEO in the first half of 2014, compared to 57,730 GEO in the same period of 2013 representing a 58% increase.

Co-product cash costs for the six month period ended June 30, 2014 were $716 per gold ounce, compared with $669 per gold ounce in the second quarter of 2013.

The Company continues to progress with studies of the options for processing the newly discovered sulphide mineral resources including Rodado.  Current work includes underground diamond drilling to obtain samples for metallurgical testing in assessing the economic viability of the sulphide mineral resources.

Mercedes, Mexico

Production of 24,671 GEO in the second quarter consisted of 22,809 ounces of gold and 93,057 ounces of silver, compared with 39,226 GEO, which consisted of 35,701 ounces of gold and 176,205 ounces of silver in the second quarter of 2013. Production was lower than the second quarter of 2013, due to continued mining of lower grade areas as part of normal mine sequencing.  Mining of higher grade areas and increased feed grades are expected for the remainder of the year with gold and silver grades expected to return to higher levels in the third quarter. Mining of lower grade areas also resulted in higher cash costs of $763 per GEO compared to $363 in the same quarter of 2013.

For the first half of 2014, production of 50,130 GEO consisted of 46,388 ounces of gold and 187,099 ounces of silver, compared with 75,801 GEO, which consisted of 68,741 ounces of gold and 353,006 ounces of silver in the first six months of 2013.  Co-product cash costs were $708 per GEO compared to $438 in the first six months of 2013.

Development of other areas continued during the second quarter at Mercedes including: the advancement of permitting and continued drilling at Rey del Oro, infrastructure and sill development of the Barrancas zone and continued review to refine the mine design and permitting for Lupita and Diluvio.

Canadian Malartic (50% interest), Canada

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NEWS RELEASE

The Canadian Malartic mine is a large open pit operation with conventional processing located in Quebec, Canada acquired by the Company and its partner Agnico through the acquisition of Osisko which closed on June 16, 2014.  The Company owns a 50% interest in the mine. The Company and Agnico operate the mine jointly through a joint management committee.

On a 100% basis, the mine produced 133,181 ounces of gold in the second quarter of 2014 at an average grade of 1.01 gram per tonne.  On a 100% basis, production from June 16 to June 30, 2014 was 23,756 ounces of gold.  The Company’s 50% share of this production for the 15 days was 11,878 ounces of gold.  The second quarter included a 5-day scheduled shutdown for mill maintenance.  On a per ounce basis, net of by-product credits, Canadian Malartic’s total cash costs were $645 per ounce in the second quarter of 2014 and $614 per ounce for the period since acquisition and attributable to Yamana and Agnico. Attributable cash costs also include the new 5% net smelter royalty ("NSR") payable to Osisko Gold.

For the entire second quarter of 2014, the Canadian Malartic mill processed an average of 50,673 tonnes per day and for the first six months of 2014, the mill processed an average of 49,584 tonnes per day.

In the first six months of 2014, Canadian Malartic produced 273,211 ounces of gold on a 100% basis.  Net of by-product credits, Canadian Malartic’s total cash costs per ounce were $610 per ounce in the first half of 2014 including the 5% NSR since the day of acquisition.

The Company and Agnico are currently focused on transitioning Canadian Malartic into the Partnership structure.  The Partnership believes that there is good potential to refine and improve the current Canadian Malartic mining operation.  Studies are currently underway to fully explore opportunities for optimization of the asset.  Potential initiatives include:

•	Projects to improve the current crushing and grinding constraints.
•	The generation of additional ore stockpiles to support the increase in daily throughput through modifications to the current crushing and grinding circuits.
•	Savings on procurement of consumables and equipment.
•	Improvement of drilling and blasting techniques in the open pit (fragmentation).
•	Reduction in contractor, exploration and head office general and administrative costs. Annual savings of approximately C$12.0 to C$15.0 million are expected from Osisko’s head office.
•	Optimization of the mine plan.

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NEWS RELEASE

Further details on the optimization plan and updated future guidance will be provided early in 2015.

For the full year, forecast production is 510,000 to 530,000 ounces (100% basis).  Ore grades and recovery rates for 2014 are expected to be in line with the second quarter.  Plans to increase future production are under review.  The total cash costs net of by-product credits for the full year of 2014 are now forecast to be approximately $695 per ounce including the new 5% NSR for the remainder of the year.  Total cash costs are higher in the second half of 2014 largely due to the inclusion of the 5% NSR at approximately $65 per ounce per annum.  Furthermore, earlier in the second quarter, permitting for the development of the Gouldie pit was obtained, enabling acceleration of the development of this pit to provide for future flexibility in production at an additional operating cost of approximately C$11.7 million for the remainder of the year.  Higher operating costs in the second half of 2014 also include efforts to further reduce noise and vibration for the surrounding community at expected additional drilling costs of C$6.6 million for the north part of the pit.  Due to the metallurgy of the ore in the north part of the pit, additional cyanide consumption is expected at a cost of approximately C$6.7 million.

Total capital costs for 2014 are estimated at C$169.0 million including the acceleration of activities at the Gouldie pit to increase mining flexibility with the creation of a lower grade stockpile in the amount of C$13.0 milllion and additional capitalized stripping of C$12.0 million.  A further C$9.0 million is committed to additional mining equipment that will add to the mining capacity of the operation.  These capital expenditures will be fully funded by operating cash flow generated by the mine.  Total capital expenditures for the three and six month period ended June 30, 2014 on a 100% basis was C$42.1 and C$67.1 million, respectively.

Canadian Malartic is another cornerstone asset in a mining-friendly jurisdiction expected to increase the sustainable production level and contribute to cash flow and more significantly to net free cash flow.  Canadian Malartic is expected to generate significant cash flow while continuing to be self-funding of its capital and other requirements.  The acquisition provides significant mineral reserve growth and a large mineral resource base at higher average grades.  Updated future guidance will be provided early in 2015.

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NEWS RELEASE

Minera Florida, Chile

In the second quarter of 2014, Minera Florida produced 29,031 GEO, which consisted of 25,311 ounces of gold and 185,952 ounces of silver, compared to 26,582 GEO, which consisted of 23,962 ounces of gold and 131,029 ounces of silver in the second quarter of 2013.  Higher production was mainly attributed to higher silver feed grade, improved recovery rates and higher throughput offset by lower gold feed grade and expected as part of the mine plan.

Co-product cash costs for the second quarter of 2014 were $638 per GEO, representing a 30% reduction, compared with $915 per GEO in the same quarter in 2013.  Lower cash costs was the result of continuous efforts at cost improvement initiatives implemented beginning in 2013, the devaluation of the Chilean Peso versus the U.S. Dollar and higher by-product credit from sales of zinc.

For the first half of 2014, Minera Florida produced 57,346 GEO, which consisted of 49,721 ounces of gold and 381,239 ounces of silver, compared to 60,606 GEO, which consisted of 50,613 ounces of gold and 499,663 ounces of silver in the same period of 2013. Lower production is mainly due to lower grade despite higher throughput and recovery.

Co-product cash costs for the first half of 2014 were $634 per gold ounce, compared with $819 per gold ounce in the comparable period of 2013 representing a 22% improvement period-over-period.

Jacobina, Brazil

Gold production at Jacobina was 18,776 ounces in the second quarter of 2014, compared with 17,485 ounces produced in the same quarter of 2013 and 14,853 ounces in the first quarter of 2014.  This represents a 26% increase in production relative to the first quarter as a result of higher throughput, feed grade and recovery.  Higher production than the same quarter in 2013 resulted from improved feed grade and recovery offset by reduced throughput.  Progress continues with a redeveloped mine plan and mining of higher grade areas will continue through the year with head grades expected to increase  by the fourth quarter of 2014 which will also reduce cash costs per ounce.  The focus at Jacobina is on producing quality ounces with sustainable margins and maximize profitability and as such, in the short term, the emphasis has been on reducing costs rather than maximizing production preparing for a return to higher production levels and lower costs for the medium and longer term.

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NEWS RELEASE

Co-product cash costs were $1,188 per ounce for the second quarter compared to co-product cash costs of $1,270 per ounce for the second quarter of 2013, a 6% decrease.  Cash costs for the second quarter were lower compared to the first quarter of 2014, representing a decrease in cash costs per ounce of approximately 5%.  Lower co-product cash costs in the current quarter compared to the second quarter last year and the first quarter of 2014 reflects the effect of mine management's continuous effort in executing the cost containment initiatives implemented since the second quarter of 2013.

For the six month period ended June 30, 2014, Jacobina produced 33,629 ounces compared to 34,851 ounces mainly due to lower throughput despite higher grade and comparable recovery. Co-product cash costs for the first half of 2014 were $1,213 per gold ounce, compared with $1,273 per gold ounce in the comparable period of 2013 representing a 5% improvement period-over-period.

Other Producing Mines

Other Producing Mines represents the aggregation of non-core mining interests accounting for less than 10% of production.  In the second quarter of 2014, production from Other Producing Mines of 27,250 ounces of gold was 19% higher than the first quarter and compares to 28,278 ounces of gold in the second quarter of 2013.  Co-product cash costs for the second quarter were $889 per GEO, compared to $640 per GEO in the same quarter in 2013.

For the six month period ended June 30, 2014, Other Producing Mines produced 50,058 ounces of gold, compared to 53,297 ounces of gold in the same period of 2013.  Throughput and average grades were higher quarter-over-quarter; however, lower average recoveries impacted production. Co-product cash costs for the first half of 2014 were $789 per gold ounce, compared to $690 per gold ounce in the comparable period of 2013.

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NEWS RELEASE

The Company continues with efforts to improve in dilution and recovery rates from the carbon-in-leach (CIL) circuit at C1 Santa Luz.  At Pilar, efforts to improve grade continue and production of ore from Caiamar, a satellite deposit, is ramping-up for processing with the higher grades offsetting the additional transportation costs to the plant.  The Company also continues development of the Maria Lazarus deposit which is a nearer-to-plant satellite deposit with expected contribution to production at better costs due to ore geometry.

DEVELOPMENT PROJECTS

Cerro Moro, Argentina

Cerro Moro is a high-grade gold and silver deposit located in the Santa Cruz province of Argentina with similarities to the deposits at the El Peñón and Mercedes mines.  With the feasibility study completed, detailed engineering and pre-development work is on track towards a planned construction decision before the end of 2014 targeting initial production in 2016.   Long-lead items have been identified.  Suppliers for these items are being defined so that the Company's project team will be ready to commence procurement of these critical items upon a construction decision.

Detailed engineering has commenced to confirm assumptions and further refine capital costs to precision levels normally better than feasibility study levels.

The feasibility study contemplates small open pits for the first three years followed by the development of underground areas. The Company is also evaluating optimizations and efficiencies that include scalability of the plant. The processing plant is to be built in two phases.  The first phase to recover metal from a high grade gravity concentrate; and the second phase, after year three, will add flotation to increase recoveries. Development of the underground areas and second phase plant capital will be fully funded through cash flows.

The project is expected to generate significant returns, create robust value and positively contribute to cash flow per share. This operation aligns with the Company's focus to balance production of growth and capital spending to maximize value creation.

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NEWS RELEASE

Suyai, Argentina

Suyai is a high-grade gold and silver deposit located in the Chubut province of Argentina.  An application for the environmental impact study ("EIS") is underway for exploration and development work which will be followed by permitting for an operational EIS within the current mining and environmental laws of the Chubut Province.

The plan being evaluated is a small scale underground operation with off-site processing or direct sale of a precious metal concentrate.  The parameters of the current plan include an initial capital investment of approximately $220 million, initial throughput rate of 1,150 tonnes per day with the ability to expand over time and expected annual production of approximately 150,000 GEO at costs consistent with the Company's current all-in sustaining cash cost structure.  The Company continues with community engagement to demonstrate the benefits of underground mining and offsite processing of ore.

Agua Rica, Argentina

Agua Rica is a large-scale copper, gold, silver and molybdenum deposit located in the province of Catamarca, Argentina.  In September 2011, the Company entered into an agreement granting Minera Alumbrera Argentina (“MAA”) an option to acquire the Company’s 100% interest in the Agua Rica project which included annual and other payments over the life of the agreement. In 2013, MAA requested, and the Company granted, an extension of the option payment due by one additional year. Subsequent to the end of the quarter, the Company decided not to grant any further extension for 2014 and the option agreement has terminated. Prior to the termination of the option agreement, the Company had received $50 million in option payments, all of which will be retained by the Company in addition to all technical and feasibility level work which has already transitioned back to Yamana. The Company is now actively engaged in the consolidation of that information for Agua Rica and has begun working with the Government of Catamarca to determine a development plan to establish a mining district within the region with Agua Rica as the cornerstone asset.  The Company will consider several options for strategic alliances for the development of Agua Rica in conjunction with the efforts with the Government of Catamarca.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations.  The 2014 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

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NEWS RELEASE

During the second quarter, $20.1 million was spent on exploration and evaluation consisting of $4.3 million of expensed exploration and $15.8 million of capitalized exploration.  These expenditures represent a 45% reduction in expensed exploration and a 21% reduction in capitalized exploration compared to the second quarter of 2013.  These reductions are consistent with the Company’s focus on allocating resources to exploration programs with the greatest potential to most quickly generate cash flow.

The following summary highlights key updates from the exploration program at the Company since December 31, 2013.

Osisko Exploration Portfolio

As part of the Canadian Malartic Partnership, Yamana and Agnico will also jointly explore and potentially develop the Kirkland Lake assets, and continue exploration at the Hammond Reef, Pandora, and the Wood-Pandora properties.

Prior to the completion of the acquisition, Osisko drilled 213 exploration holes totaling approximately 94,000 metres on their key exploration holdings.

Two drill rigs continue drilling on the Upper Beaver and Canadian Kirkland properties.  Once the assays have been received for these holes, and all data from these programs has been reviewed and evaluated, priorities will be identified and a follow-up program will be determined.  Drilling at the Odyssey target, located on CHL Property, is halted indefinitely, pending determination of the project's financial viability and the resolution of ongoing disputes.  The total exploration program, budgets and a strategic plan to develop the Kirkland Lake camp will be released later this fall.

OUTLOOK AND STRATEGY

The Company remains focused on containing costs, protecting and preserving margins and increasing production to generate, maximize and sustain cash flow.  By focusing on approaches and measures that best contribute to cash flow generation, and by demonstrating strong financial performance driven from cash flow generation, the Company will deliver value to shareholders.  The Company takes a portfolio approach to its assets and looks at internal and external opportunities to optimize its asset portfolio with the objective of cash flow generation and maximization and delivering better returns to shareholders.

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NEWS RELEASE

On June 16, 2014, the Company successfully added another high quality, high margin cornerstone asset, the Canadian Malartic mine ("Canadian Malartic"), along with prospective exploration assets to its portfolio through a joint acquisition with Agnico of Osisko.  This transaction is in line with the Company’s goals of cash flow generation and maximization.

Consistent with the Company's operating focus in the Americas, the joint operation provides the Company a low risk entry into Quebec and Ontario which are established mining friendly jurisdictions.  It also firmly positions the Company as an Americas-based company with operations and opportunities not only in South America, which are the Company's roots, but also in North America.

Canadian Malartic is expected to generate significant cash flow while continuing to be self-funding of its capital and other requirements.  The acquisition provides significant mineral reserve growth and a large mineral resource base at higher average grades.  The acquisition furthers the Company's goals of increasing returns to shareholders.

Estimated production for Canadian Malartic is forecast to be 510,000 ounces to 530,000 ounces in 2014.  Plans to increase future production are under review.  Total cash costs for the full year of 2014 are forecast to be approximately $695 per ounce including the new 5% net smelter royalty ("NSR") payable to Osisko Gold Royalties Ltd. for the remainder of the year.  Total cash costs are higher in the second half of 2014 largely due to the inclusion of the 5% NSR at approximately $65 per ounce per annum, higher operating costs of approximately C$12.0 million to accelerate the development of the Gouldie pit that will provide for future flexibility in production, higher drilling costs in the north part of the pit to further reduce noise and vibration for the surrounding community of approximately C$6.6 million, and increased cyanide consumption of approximately C$6.7 million as a result of mining in the north part of the pit.

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NEWS RELEASE

Total capital costs for 2014 are estimated at C$169.0 million including the acceleration of activities at the Gouldie pit to increase mining flexibility in the amount of C$13.0 million and additional capitalized stripping of C$12.0 million.  A further C$9.0 million is committed to additional mining equipment that will add to the mining capacity of the operation.  These capital expenditures will be fully funded by operating cash flow generated by the mine.

The Company, jointly with its partner Agnico, believes that there is good potential to refine and improve the current Canadian Malartic mining operation.  Studies are currently underway to fully explore opportunities for optimization of the asset.  Potential initiatives include:

•	Projects to improve the current crushing and grinding constraints.
•	The generation of additional ore stockpiles to support the increase in daily throughput through modifications to the current crushing and grinding circuits.
•	Savings on procurement of consumables and equipment.
•	Improvement of drilling and blasting techniques in the open pit (fragmentation).
•	Reduction in contractor, exploration and head office general and administrative costs. Annual savings of approximately C$12.0 million to C$15.0 million are expected from Osisko’s former head office.
•	Optimization of the mine plan.

Further details on the optimization plan will be presented at the end of the third quarter of 2014.  Updated future guidance will be provided early in 2015.  Additionally, details on a planned exploration program along with budgets and a strategic plan to develop the Kirkland Lake camp will be released later this fall.

Overall, the Company's production guidance for 2014 with production from Canadian Malartic is over 1.42 million ounces.  This updates previous guidance provided in early 2014 and includes production from Canadian Malartic only since its acquisition.  The Company has reduced its expectations for production from its commissioning mines in arriving at this guidance amount.  The number of ounces from commissioning mines is dependent on the timing of ramp-up and reduction of costs for these mines.  The Company is evaluating its various options to determine how to best deliver value for the commissioning mines as previously indicated.

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NEWS RELEASE
All-in sustaining cash costs (“AISC”) are expected to be between $825 and $875 per GEO on a by-product basis and $900 and $950 per GEO on a co-product basis.  AISC on a by-product basis are calculated after by-product metal credits, which assume a price forecast for copper, the principal by-product produced by the Company, of $3.20 per pound.

Further details of the 2014 second quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and unaudited Consolidated Financial Statements at http://www.yamana.com/Investors/FinancialCorporateReports.

SECOND QUARTER 2014 CONFERENCE CALL:

Conference call information for Thursday, July 31, 2014 at 9:00 a.m. ET.

Toll Free (North America):	1-800-223-7781
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call REPLAY:

Toll Free (North America):	1-800-408-3053	Passcode 7449624
Toronto Local and International:	905-694-9451	Passcode 7449624

The conference call replay will be available from 12:00 p.m. ET on July 31, 2014 until 11:59 p.m. ET on August 14, 2014.

For further information on the conference call or webcast, please contact the Investor Relations Department at investor@yamana.com or visit www.yamana.com.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

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NEWS RELEASE
FOR FURTHER INFORMATION PLEASE CONTACT:

Lisa Doddridge
Vice President, Corporate Communications and Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com

Page | 29

NEWS RELEASE

Chile
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
El Peñón
Q2 2014	366,756	6.81	210.56	93.6	81.6	75,727	2,013,812	116,003	112,989	$460
Q1 2014	351,401	5.75	192.32	93.2	83.5	59,669	1,824,794	96,165	95,962	$532
Total 2013	1,422,054	7.94	187.16	93.0	75.7	338,231	6,464,623	467,523	466,093	$485
Q4 2013	352,276	6.46	183.42	93.0	80.3	68,246	1,655,910	101,364	99,546	$593
Q3 2013	351,795	8.26	201.99	93.5	77.0	87,968	1,768,205	123,333	130,014	$458
Q2 2013	356,607	8.66	187.09	92.6	71.2	91,861	1,514,057	122,142	118,977	$451
Q1 2013	361,377	8.37	176.43	93.0	74.0	90,155	1,526,451	120,684	117,557	$455
Total 2012	1,415,292	7.47	199.21	93.5	80.0	317,557	7,246,951	462,496	457,703	$440
Q4 2012	362,874	8.59	195.00	93.0	76.0	93,448	1,733,573	128,119	127,431	$415
Q3 2012	361,544	7.72	196.33	93.3	78.1	83,092	1,768,273	118,457	117,390	$422
Q2 2012	355,132	6.32	194.34	94.1	82.5	68,275	1,848,501	105,245	104,872	$491
Q1 2012	335,741	7.19	212.02	93.5	82.9	72,742	1,896,604	110,675	108,010	$442
Minera Florida
Q2 2014	405,855	2.41	24.89	80.4	57.3	25,311	185,952	29,031	28,109	$638
Q1 2014	447,402	2.14	25.97	79.3	52.3	24,409	195,287	28,315	28,970	$630
Total 2013	1,754,785	2.45	32.02	76.1	57.2	99,000	979,514	118,590	118,687	$747
Q4 2013	492,257	2.07	39.16	79.0	61.6	24,539	298,696	30,513	29,732	$592
Q3 2013	448,820	2.27	23.92	78.0	56.0	23,848	181,156	27,471	27,398	$762
Q2 2013	402,130	2.58	18.16	77.7	53.8	23,962	131,029	26,582	26,462	$915
Q1 2013	411,578	2.98	45.84	69.0	56.3	26,651	368,634	34,024	35,095	$744
Total 2012	902,788	3.34	39.29	81.1	67.6	89,163	825,812	105,679	107,198	$797
Q4 2012	222,440	3.53	46.90	81.6	69.8	27,889	245,393	32,797	33,244	$805
Q3 2012	227,246	2.97	37.16	80.5	67.3	19,994	210,297	24,200	24,371	$826
Q2 2012	224,107	3.15	43.31	80.8	69.6	19,179	239,931	23,978	23,229	$811
Q1 2012	228,994	3.70	25.23	81.4	62.4	22,101	130,191	24,705	26,354	$748

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NEWS RELEASE
Brazil
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	GEO Produced	GEO Sold	By-Product Cash Cost per GEO	Co-Product Cash Cost per GEO
Chapada
Q2 2014	5,034,490	0.30	60.0	30,418	21,788	($580)	$395
Q1 2014	4,844,752	0.23	58.7	21,710	19,046	($867)	$489
Total 2013	21,347,439	0.26	57.9	110,618	102,018	($1,296)	$400
Q4 2013	5,540,262	0.28	57.5	29,817	27,707	($1,547)	$377
Q3 2013	5,682,276	0.27	58.3	30,917	28,249	($1,367)	$358
Q2 2013	5,016,383	0.26	59.6	26,525	21,182	($490)	$421
Q1 2013	5,108,519	0.23	56.0	23,358	24,882	($1,796)	$463
Total 2012	21,591,482	0.29	59.4	128,172	121,030	($1,865)	$333
Q4 2012	5,734,592	0.28	59.4	32,498	29,331	($2,021)	$349
Q3 2012	5,566,744	0.30	58.6	33,610	29,883	($1,659)	$341
Q2 2012	5,802,649	0.30	59.8	35,697	35,847	($2,207)	$302
Q1 2012	4,487,496	0.29	59.6	26,367	25,969	($1,473)	$348
Jacobina
Q2 2014	350,919	1.82	91.6	18,776	18,287		$1,188
Q1 2014	339,882	1.51	90.1	14,853	15,363		$1,245
Total 2013	1,575,629	1.57	92.2	73,695	77,190		$1,174
Q4 2013	396,235	1.64	93.2	19,519	19,105		$1,140
Q3 2013	380,054	1.66	95.4	19,325	18,017		$1,029
Q2 2013	384,614	1.55	90.8	17,485	19,350		$1,270
Q1 2013	414,725	1.45	90.0	17,366	20,718		$1,276
Total 2012	2,104,683	1.84	93.8	116,863	114,786		$747
Q4 2012	508,737	1.87	92.5	28,337	25,843		$825
Q3 2012	545,578	1.81	94.4	30,028	31,385		$768
Q2 2012	523,603	1.75	95.1	28,005	27,852		$735
Q1 2012	526,765	1.94	93.0	30,493	29,706		$666

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NEWS RELEASE

Argentina
	Ore Processed	Gold Grade g/t	Gold Recovery (%)	Gold Ounces Produced	Gold Ounces Sold	Cash Cost per GEO
Gualcamayo
Q2 2014	1,435,864	1.63	66.7	52,863	53,590	$700
Q1 2014	1,905,687	1.47	68.0	38,481	38,781	$739
Total 2013	6,568,912	0.88	72.5	120,337	111,134	$772
Q4 2013	1,561,180	1.61	43.7	34,929	34,264	$825
Q3 2013	1,298,811	0.86	75.8	27,678	20,570	$919
Q2 2013	1,915,698	0.51	87.2	27,553	27,770	$761
Q1 2013	1,793,223	0.67	79.0	30,177	28,530	$584
Total 2012	7,742,140	0.80	75.5	147,310	149,372	$536
Q4 2012	2,002,170	0.66	75.8	31,502	33,568	$485
Q3 2012	1,664,568	0.78	94.0	38,248	42,095	$669
Q2 2012	1,977,398	0.90	71.6	38,297	33,832	$547
Q1 2012	2,098,004	0.85	68.1	39,263	39,877	$436

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NEWS RELEASE

Mexico
	Ore Processed	Gold Grade g/t	Silver Grade g/t	Gold Recovery (%)	Silver Recovery (%)	Gold Ounces Produced	Silver Ounces Produced	GEO Produced	GEO Sold	Cash Cost per GEO
Mercedes
Q2 2014	167,552	4.60	58.58	93.9	30.0	22,809	93,057	24,671	25,971	$763
Q1 2014	159,562	4.82	60.07	94.7	30.2	23,579	94,042	25,460	24,582	$655
Total 2013	670,867	6.16	79.39	94.5	34.4	129,327	614,562	141,618	146,438	$496
Q4 2013	169,768	5.58	72.84	94.3	35.5	28,821	144,715	31,716	33,062	$656
Q3 2013	171,556	5.83	68.66	94.1	29.4	31,765	116,840	34,102	33,627	$478
Q2 2013	164,422	6.74	90.61	94.5	34.4	35,701	176,205	39,226	37,593	$363
Q1 2013	165,122	6.54	86.09	95.0	39.0	33,039	176,801	36,575	42,156	$519
Total 2012	603,188	6.43	78.42	94.8	32.0	116,215	489,747	126,010	126,515	$485
Q4 2012	164,285	7.38	85.17	95.8	39.0	36,057	169,313	39,443	36,879	$435
Q3 2012	151,415	6.77	74.23	94.5	29.6	31,497	110,817	33,713	31,835	$490
Q2 2012	151,425	5.53	70.63	94.9	30.8	26,646	112,729	28,900	28,760	$499
Q1 2012	136,063	5.90	83.62	93.7	28.4	22,016	96,887	23,953	29,041	$534

Copper Production
	Ore Processed	Copper Ore Grade	Copper Recovery (%)	Copper Produced (M lbs.)	Copper Sold (M lbs.)	Cash costs per pound of copper
Chapada
Q2 2014	5,034,490	0.37	80.0	33.0	28.7	$1.75
Q1 2014	4,844,752	0.33	79.3	27.6	25.4	$1.84
Total 2013	21,347,439	0.35	79.7	130.2	126	$1.65
Q4 2013	5,540,262	0.37	80.4	36	34.5	$1.53
Q3 2013	5,682,276	0.36	80.9	36.8	35.7	$1.48
Q2 2013	5,016,383	0.34	80.2	30.1	26.7	$1.76
Q1 2013	5,108,519	0.31	77.0	27.4	29.1	$1.90
Total 2012	21,591,482	0.39	82.2	150.6	139.0	$1.40
Q4 2012	5,734,592	0.40	81.1	40.5	37.3	$1.38
Q3 2012	5,566,744	0.40	80.6	39.4	37.1	$1.38
Q2 2012	5,802,649	0.38	83.3	40.4	37.4	$1.34
Q1 2012	4,487,496	0.36	84.0	30.3	27.3	$1.51

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NEWS RELEASE

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the  expected production and exploration, development and expansion plans at the Company’s projects discussed herein being met, the impact of proposed optimizations at the Company’s projects, the impact of the proposed new mining law in Brazil and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso, and the Mexican Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risk related to non-core mine dispositions, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s current and annual Management’s Discussion and Analysis and the Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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NEWS RELEASE
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.  Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its financial statements, which are presented in accordance with International Financial Reporting Standards (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A, except that 2010 financial data is presented in accordance with previous Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Gold equivalent ounces assumes gold plus the gold equivalent of silver using a ratio of 50:1.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”) do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Average cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed both on a co-product, by-product and all-in sustaining basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the average cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

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NEWS RELEASE
All-in sustaining cash costs seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, including by-product cash costs, mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliations of Adjusted Earnings to net earnings are provided in  the Company’s MD&A Section 5 “Overview of Annual Results” and Section 6 “Overview of Quarterly Results” for both the yearly and quarterly reconciliations, respectively, found on the Company’s website at www.yamana.com.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.
•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.
•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.
•
Cash flows generated from operations before changes in non-cash working capital - excludes the non-cash movement from period-to-period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. Cash flows generated from operations before changes in non-cash working capital per share is calculated by dividing the cash flows generated from operations before changes in non-cash working capital, as reported in the consolidated statement of cash flows, by the basic weighted average number of common shares outstanding of the corresponding period.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

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